EXHIBIT 99.2


[LOGO] MITEL




June 24th, 2004


To the Shareholders of Mitel Networks Corporation (the "Corporation")


On June 23rd 2004, you were sent a Notice of Meeting accompanied by a form of proxy, a shareholder consent to electronic delivery of documents, a Management Proxy Circular and the consolidated financial statements together with the auditors report for the fiscal year ended April 25, 2004 in connection with the Annual and Special Meeting of Shareholders of the Corporation to be held on July 15th, 2004.

The form of proxy sent to you on June 23rd, 2004 inadvertently omitted the name of a director nominee. Accordingly, please complete and return the enclosed corrected form of proxy (printed on green paper) in accordance with the instructions on the form of proxy on or before July 13th, 2004. If you have already sent the blue form of proxy, please complete and return the attached green form of proxy in its place.

We apologize for any inconvenience caused by this oversight. If you have any questions or concerns, please contact the Corporate Secretary's Office at (613) 592-2122 or email to julie_kozij@mitel.com.

Sincerely,


Sandra Felskie
Assistant Corporate Secretary